Exhibit 99.1

JM Group Limited Announces Receipt of NYSE American Notice of Delisting

Hong Kong, June 16, 2026 (GLOBE NEWSWIRE) --- JM Group Limited (“JM Group” or the “Company”), a Hong Kong-headquartered sourcing and wholesale solutions provider for a wide array of consumer products, today announced that on June 12, 2026, NYSE American LLC (“NYSE American” or the “Exchange”) publicly announced and provided a notice to the Company that the staff of NYSE Regulation (the “NYSE Regulation”) has determined to commence proceedings to delist the Company’s ordinary shares from NYSE American (the “Delisting Decision”).

NYSE Regulation has determined that the Company’s ordinary shares are not suitable for continued listing pursuant to Sections 1001, 1002(e), and 1003 of the NYSE American Company Guide (the “Guide”), pursuant to which, the NYSE Regulation may, at any time, suspend dealings in, or remove, a security from listing when in its opinion such security is unsuitable for continued trading on the Exchange.

As previously disclosed, the trading of the Company’s ordinary shares was temporarily suspended by Securities and Exchange Commission (the “SEC”) on January 15, 2026 (the “Trading Suspension”) followed by the trading halt by NYSE Regulation commencing on the same day (the “Trading Halt”). Subsequently, the Company received requests from the SEC and the Exchange for certain information and documents. The Company has produced multiple batches of documents and maintained ongoing correspondence with the SEC and the NYSE Regulation respectively in response to their ongoing investigations. On January 29, 2026, the SEC’s Trading Suspension was allowed to lapse without further action. On January 30, 2026, with the Trading Halt continued by the Exchange, the Company’s board of directors formed a special committee to oversee the internal investigation that was initiated in response to the investigations by the SEC and the Exchange. On April 23, 2026, the Company was informed by the SEC that it was continuing to review the Company’s response to document requests and would be in contact if anything further was needed. As of the date hereof, the Company has not received further requests from the SEC.

JM Group respectfully disagrees with the Delisting Decision. The Company understands from the regulatory investigations that the Trading Suspension and Trading Halt relate, at least in part, to certain third-party communications via social media concerning trading in the Company’s securities. To the Company’s knowledge, no evidence was identified by any regulatory authorities linking the Company or its management to such communications or to the third parties who may have disseminated them. The Company was not informed, as of the conclusion of the regulatory investigation, of any evidence indicating that the Company or any of its officers or directors violated any applicable securities laws and regulations or listing standards in connection with such communications. The ordinary shares of the Company were approved for listing on December 9, 2025 by demonstrating satisfaction of the initial listing requirements. There has been no change to the material aspects of the Company including its shareholder structure or control, and the Company’s operations continue to grow. The Company believes that any delisting determination should be based on the Company’s conduct, evidence developed through the Exchange’s review process, and the applicable listing standards and securities laws and regulations and the interest of its public shareholders.

According to the notice of Delisting Decision, the Company has the right to a review of the Delisting Decision by the Listings Qualifications Panel of the Committee for Review of the Board of Directors of the Exchange, provided that the Company’s request for such a review must be made by no later than June 19, 2026. The management of the Company is currently evaluating whether to request such review and assessing other appropriate options to protect the interests of Company’s shareholders and the Company.

The Company remains focused on its business operations and remains committed to maintaining high standards of corporate governance, compliance, and transparency. The Company will provide further updates as appropriate.

Forward-Looking Statements

Statements in this press release that are not historical facts, including statements regarding the Company’s expectations, intentions, plans, and available options with respect to the NYSE Regulation determination and any potential review process, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the Company’s actual results to be materially different from its historical results or from any results expressed or implied by such forward-looking statements. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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